Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Summit Hotel Properties, Inc.:

We consent to the use of our reports dated March 31, 2011, with respect to the consolidated balance sheet of Summit Hotel Properties, Inc. as of December 31, 2010, and the consolidated balance sheet of Summit Hotel Properties, LLC and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2010, and the related financial statement schedule III, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Omaha, Nebraska

October 13, 2011